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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              For August 21, 2001

                          ULTRAPAR PARTICIPACOES S.A.
                           (Exact name of Registrant)

                             ULTRAPAR HOLDINGS INC.
                (Translation of Registrant's Name into English)
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               Avenida Brigadeiro Luiz Antonio, 1343, 9(o) Andar
                        Sao Paulo, SP, Brazil 01350-900
                    (Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file its annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                       Form 40-F
                         ---                                ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                     No  X
                   ---                                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                          ULTRAPAR PARTICIPACOES S.A.

                               TABLE OF CONTENTS

                                                                SEQUENTIAL
                                                                   PAGE
ITEM                                                              NUMBER
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1.    Press Release dated August 21,2001 - Extraordinary
      Dividend Payment                                               3


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ULTRAPAR PARTICIPACOES S.A.


By: /s/ Fabio Schvartsman
   ---------------------------------
   Name:  Fabio Schvartsman
   Title: Chief Financial Officer

Date: August 21, 2001